                    Filed by Adaptive Broadband Corporation
             Pursuant to Rule 425 under the Securities Act of 1933
                   and deemed filed pursuant to Rule 14a-12
                    of the Securities Exchange Act of 1934
               Subject Company:  Adaptive Broadband Corporation
                          Commission File no. 0-07428


     STOCK OPTION AGREEMENT, dated as of November 12, 2000 (the "Agreement"),
                                                                 ---------
between Western Multiplex Corporation, a Delaware corporation ("Grantee"), and
                                                                -------
Adaptive Broadband Corporation, a Delaware corporation ("Issuer").
                                                         ------
                                    RECITALS
                                    --------

     Grantee and Issuer are, concurrently with the execution and delivery of this Agreement, entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement;" capitalized terms used without definition
                  -----------------
herein having the meanings assigned to them in the Merger Agreement), pursuant to which the parties will engage in a business combination (the "Merger"); and
                                                                 ------

     As a condition to its willingness to enter into the Merger Agreement, Grantee has required that Issuer agree, and believing it to be in the best interests of Issuer, Issuer has agreed, among other things, to grant to Grantee the Option (as hereinafter defined) to purchase shares of common stock, par value $.10 per share, of Issuer ("Issuer Common Stock") at a price per share
                                  -------------------
equal to the Exercise Price (as hereinafter defined), and concurrently, Grantee has granted a stock option to Issuer on substantially similar terms.

                                    AGREEMENT
                                    ---------

     NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:


                                   ARTICLE I

                            OPTION TO PURCHASE SHARES

     1.1 Grant of Option.
         ---------------

         (a) Issuer hereby grants to Grantee an irrevocable option to purchase, in whole or in part, an aggregate of up to 7,502,021 duly authorized, validly issued, fully paid and nonassessable shares of Issuer Common Stock (representing 19.9% of the outstanding shares of Issuer Common Stock as of October 31, 2000) on the terms and subject to the conditions set forth herein (the "Option");
                                                                  ------
provided, however, that in no event shall the number of shares of Issuer Common
--------  -------
Stock for which this Option is exercisable exceed 19.9% of the issued and outstanding shares of Issuer Common Stock at the time of exercise without giving effect to the issuance of any Option Shares (as hereinafter defined). The number of shares of Issuer Common Stock that may be received upon the exercise of the Option and the Exercise Price are subject to adjustment as herein set forth.

         (b) In the event that any additional shares of Issuer Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement and other than pursuant to an event described in
Section 3.1 hereof), the number of shares of Issuer Common Stock subject to the Option shall be increased so that, after such issuance, such number together with any shares of Issuer Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Issuer Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 1.1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer to breach or fail to comply with any provision of the Merger Agreement. As used herein, the term "Option Shares" means the shares of Issuer Common Stock issuable pursuant
      -------------
to the Option, as the number of such shares shall be adjusted pursuant to the terms hereof.

     1.2 Exercise of Option.
         ------------------

         (a) The Option may be exercised by Grantee, in whole or in part, at any time, or from time to time, commencing upon the Exercise Date and prior to the Expiration Date. As used herein, the term "Exercise Date" means the date on
                                           -------------
which Grantee becomes unconditionally entitled to receive a termination fee pursuant to Section 7.2(b) of the Merger Agreement (the "Adaptive Termination
                                                         --------------------
Fee"). As used herein, the term "Expiration Date" means the first to occur prior
---
to Grantee's exercise of the Option pursuant to Section 1.2(b) of:

               (i)   the Effective Time;

               (ii) written notice of termination of this Agreement by Grantee to Issuer;

               (iii) 12 months after the first occurrence of an Exercise Date;
          or

               (iv) the date of termination of the Merger Agreement, unless, in the case of this clause (iv), Grantee has the right to receive the Adaptive Termination Fee either (x) upon or (y) following such termination upon the occurrence of certain events, in which case the Option will not terminate until the later of (x) 15 business days following the time the Adaptive Termination Fee becomes unconditionally payable and (y) the expiration of the period referred to in Section 7.2(b)(A)(III) of the Merger Agreement.

Notwithstanding the termination of the Option, Grantee shall be entitled to purchase those Option Shares with respect to which it may have exercised the Option by delivery of an Option Notice (as defined below) prior to the Expiration Date, and the termination of the Option will not affect any rights hereunder which by their terms do not terminate or expire prior to or at the Expiration Date.

         (b) In the event Grantee wishes to exercise the Option, Grantee shall send a written notice to Issuer of its intention to so exercise the Option (an "Option Notice"), specifying the number of Option Shares to be purchased (and
 -------------
the denominations of the certificates, if more than one), whether the aggregate Exercise Price will be paid in cash or by surrendering a portion of the Option in accordance with Section 1.3(b) or a combination thereof, and the place in the United States, time and date of the closing of such purchase (the "Option
                                                                   ------
Closing" and the date of such Closing, the "Option Closing Date"), which date
-------                                     -------------------
shall not be less than two Business Days nor more than ten Business Days from the date on which an Option Notice is delivered; provided that the Option Closing shall be held only if (i) such purchase would not otherwise violate or cause the violation of, any applicable material law, statute, ordinance, rule or regulation (collectively, "Laws") (including
                                                            ----
the HSR Act and the Communications Act), and (ii) no material judgment, order, writ, injunction, ruling or decree of any Governmental Entity (collectively, "Orders") shall have been promulgated, enacted, entered into, or enforced by any
 ------
Governmental Entity which prohibits delivery of the Option Shares, whether temporary, preliminary or permanent; provided, however, that the parties hereto
                                     --------  -------
shall use their reasonable best efforts to (x) promptly make and process all necessary filings and applications and obtain all consents, approvals, Orders, authorizations, registrations and declarations or expiration or termination of any required waiting periods (collectively, "Approvals") and to comply with any
                                             ---------
such applicable Laws and (y) have any such Order vacated or reversed. In the event the Option Closing is delayed pursuant to clause (i) or (ii) above, the Option Closing shall be within ten Business Days following the cessation of such restriction, violation, Law or Order or the receipt of any necessary Approval, as the case may be (so long as the Option Notice was delivered prior to the Expiration Date); provided further that, notwithstanding any prior Option
                  -------- -------
Notice, Grantee shall be entitled to rescind such Option Notice and shall not be obligated to purchase any Option Shares in connection with such exercise upon written notice to such effect to Issuer.

         (c) At any Option Closing, (i) Issuer shall deliver to Grantee all of the Option Shares to be purchased by delivery of a certificate or certificates evidencing such Option Shares in the denominations designated by Grantee in the Option Notice, and (ii) if the Option is exercised in part and/or surrendered in part to pay the aggregate Exercise Price pursuant to Section 1.3(b), Issuer and Grantee shall execute and deliver an amendment to this Agreement reflecting the Option Shares for which the Option has not been exercised and/or surrendered. If at the time of issuance of any Option Shares pursuant to an exercise of all or part of the Option hereunder, Issuer shall have issued any rights or other securities which are attached to or otherwise associated with the Issuer Common Stock, then each Option Share issued pursuant to such exercise shall also represent such rights or other securities with terms substantially the same as and at least as favorable to Grantee as are provided under any shareholder rights agreement or similar agreement of Issuer then in effect. At the Option Closing, Grantee shall pay to Issuer by wire transfer of immediately available funds to an account specified by Issuer to Grantee in writing at least two Business Days prior to the Option Closing an amount equal to the Exercise Price multiplied by the number of Option Shares to be purchased for cash pursuant to this Article I; provided that the failure or refusal of Issuer to specify an
                --------
account shall not affect Issuer's obligation to issue the Option Shares.

         (d) Upon the delivery by Grantee to Issuer of the Option Notice and the tender of the applicable aggregate Exercise Price in immediately available funds or the requisite portion of the Option in accordance with Section 1.3, Grantee shall be deemed to be the holder of record of the Option Shares issuable upon such exercise, notwithstanding that the stock transfer books of Issuer may then be closed, that certificates representing such Option Shares may not then have been actually delivered to Grantee, or Issuer may have failed or refused to take any action required of it hereunder. Issuer shall pay all expenses that may be payable in connection with the preparation, issuance and delivery of stock certificates or an amendment to this Agreement under this Section 1.2 and any filing fees and other expenses arising from the performance of the transactions contemplated hereby.

     1.3 Payments.
         --------

         (a) The purchase and sale of the Option Shares pursuant to Section 1.2 of this Agreement shall be at a purchase price equal to $17.15 per share (as such amount may be adjusted pursuant to the terms hereof, the "Exercise Price"),
                                                               --------------
payable at Grantee's option in cash, by surrender of a portion of the Option in accordance with Section 1.3(b), or a combination thereof.

         (b) Grantee may elect to purchase Option Shares issuable, and pay some or all of the aggregate Exercise Price payable, upon an exercise of the Option by surrendering a portion of the Option with respect to such number of Option Shares as is determined by dividing (i) the aggregate Exercise Price payable in respect of the number of Option Shares being purchased in such manner by (ii) the excess of the Fair Market Value (as defined below) per share of Issuer Common Stock as of the last trading day preceding the date Grantee delivers its Option Notice (such date, the "Option Exercise Date") over the per share
                               --------------------
Exercise Price. The "Fair Market Value" per share of Issuer Common Stock shall
                     -----------------
be (i) if the Issuer Common Stock is listed on the NASDAQ National Market System or any other nationally recognized exchange or trading system as of the Option Exercise Date, the average of last reported sale prices per share of Issuer Common Stock thereon for the 10 trading days commencing on the 12th trading day immediately preceding the Option Exercise Date, or (ii) if the Issuer Common Stock is not listed on the NASDAQ National Market System or any other nationally recognized exchange or trading system as of the Option Exercise Date, the amount determined by a mutually acceptable independent investment banking firm as the value per share the Issuer Common Stock would have if publicly traded on a nationally recognized exchange or trading system (assuming no discount for minority interest, illiquidity or restrictions on transfer). That portion of the Option so surrendered under this Section 1.3(b) shall be canceled and shall thereafter be of no further force and effect.

         (c) Certificates for the Option Shares delivered at an Option Closing will have typed or printed thereon a restrictive legend which will read substantially as follows:

     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT DATED AS OF NOVEMBER 12, 2000, A COPY OF WHICH MAY BE OBTAINED FROM THE SECRETARY OF ADAPTIVE BROADBAND CORPORATION AT ITS PRINCIPAL EXECUTIVE OFFICES."

It is understood and agreed that (i) the reference to restrictions arising under the Securities Act in the above legend will be removed by delivery of substitute certificate(s) without such reference if such Option Shares have been registered pursuant to the Securities Act, such Option Shares have been sold in reliance on and in accordance with Rule 144 under the Securities Act or Grantee has delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act and (ii) the reference to restrictions pursuant to this Agreement in the above legend will be removed by delivery of substitute certificate(s) without such reference if the Option Shares evidenced by certificate(s) containing such reference have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference.


                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES

     2.1 Representations and Warranties of Grantee. Grantee hereby represents
         -----------------------------------------
and warrants to Issuer that any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be taken with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Act.

     2.2 Representations and Warranties of Issuer. Issuer hereby represents and
         ----------------------------------------
warrants to Grantee as follows:

         (a) Option Shares. Issuer has taken all necessary corporate and other
             -------------
action to authorize and reserve for issuance, and, subject to receipt of any Approvals, to permit it to issue, the Option Shares and all additional shares or other securities which may be issued pursuant to Section 3.1 upon exercise of the Option, and, at all times from the date hereof until such time as the obligation to deliver Option Shares hereunder terminates, will have reserved for issuance upon exercise of the Option the Option Shares and such other additional shares or securities, if any. All of the Option Shares and all additional shares or other securities or property which may be issuable pursuant to Section 3.1, upon exercise of the Option and issuance pursuant hereto, shall be duly authorized, validly issued, fully paid and nonassessable, shall be delivered free and clear of all Liens of any nature whatsoever, and shall not be subject to any preemptive or similar right of any Person.

         (b) No Restrictions. No Delaware law or other takeover statute or
             ---------------
similar Law and no provision of the Restated Certificate of Incorporation or Bylaws of Issuer or any agreement to which Issuer is a party (a) would or would purport to impose restrictions which might adversely affect or delay the consummation of the transactions contemplated by this Agreement, or (b) as a result of the consummation of the transactions contemplated by this Agreement,
(i) would or would purport to restrict or impair the ability of Grantee to vote or otherwise exercise the rights of a shareholder with respect to securities of Issuer or any of its Subsidiaries that may be acquired or controlled by Grantee or (ii) would or would purport to entitle any Person to acquire securities of Issuer.

                                  ARTICLE III

                    ADJUSTMENT UPON CHANGES IN CAPITALIZATION

     3.1 Adjustment Upon Changes in Capitalization. In addition to the
         -----------------------------------------
adjustment in the number of shares of Issuer Common Stock that may be purchased upon exercise of the Option pursuant to Section 1.1 of this Agreement, the number of shares of Issuer Common Stock that may be purchased upon the exercise of the Option and the Exercise Price shall be subject to adjustment from time to time as provided in this Section 3.1. In the event of any change in the number of issued and outstanding shares of Issuer Common Stock by reason of any stock dividend, split-up, merger, recapitalization, combination, conversion, exchange of shares, spin-off or other change in the corporate or capital structure of Issuer which would have the effect of diluting or otherwise diminishing Grantee's rights hereunder, the number and kind of Option Shares or other securities subject to the Option and the Exercise Price therefor shall be appropriately adjusted so that Grantee shall receive upon exercise of the Option (or, if such a change occurs between exercise and the Option Closing, upon the Option Closing) the number and kind of shares or other securities or property that Grantee would have received in respect of the Option Shares that Grantee is entitled to purchase upon exercise of the Option if the Option had been exercised (or the purchase thereunder had been consummated, as the case may be) immediately prior to such event or the record date for such event, as applicable. The rights of Grantee under this Section shall be in addition to, and shall in no way limit, its rights against Issuer for breach of or the failure to perform any provision of the Merger Agreement.


                                   ARTICLE IV

                               REGISTRATION RIGHTS

     4.1 Registration of Option Shares Under the Securities Act.
         ------------------------------------------------------

         (a) If requested by Grantee at any time and from time to time within two years after receipt by Grantee of Option Shares (the "Registration Period"),
                                                          -------------------
Issuer shall use its reasonable best efforts, as promptly as practicable, to effect the registration under the Securities Act and any applicable state law (a "Demand Registration") of such number of Option Shares or such other Issuer
 -------------------
securities owned by or issuable to Grantee in accordance with the method of sale or other disposition contemplated by Grantee, including a "shelf" registration statement under Rule 415 of the Securities Act or any successor provision, and to obtain all consents or waivers of other parties that are required therefor. Grantee agrees to use reasonable best efforts to cause, and to use reasonable best efforts to cause any underwriters of any sale or other disposition to cause, any sale or other disposition pursuant to such registration statement to be effected on a widely distributed basis so that upon consummation thereof no purchaser or transferee will own beneficially more than 5% of the then-outstanding voting power of Issuer. Except with respect to such a "shelf" registration, Issuer shall keep such Demand Registration effective for a period of not less than 150 days, unless, in the written opinion of counsel to Issuer, which opinion shall be delivered to Grantee and which shall be reasonably satisfactory in form and substance to Grantee and its counsel, such registration under the Securities Act is not required in order to lawfully sell and distribute such Option Shares or other Issuer securities in the manner contemplated by Grantee. Issuer shall only have the obligation to effect three Demand Registrations pursuant to this Section 4.1; provided that only requests relating to a registration statement that has
     --------
become effective under the Securities Act shall be counted for purposes of determining the number of Demand Registrations made. Issuer shall be entitled to postpone for up to 90 days from receipt of Grantee's request for a Demand Registration the filing of any registration statement in connection therewith if the Board of Directors of Issuer determines in its good faith reasonable judgment that such registration would materially interfere with any material event involving the Issuer or require premature disclosure of any material non-public information the disclosure of which would materially and adversely affect the Issuer; and provided further that Issuer shall not have postponed any Demand
                -------- -------
Registration pursuant to this sentence during the twelve month period immediately preceding the date of delivery of Grantee's request for a Demand Registration.

         (b) If Issuer effects a registration under the Securities Act of Issuer Common Stock for its own account or for any other stockholders of Issuer (other than on Form S-4 or Form S-8, or any successor form), Grantee shall have the right to participate in such registration and include in such registration the number of shares of Issuer Common Stock or such other Issuer securities as Grantee shall designate by notice to Issuer (an "Incidental Registration" and,
                                                 ---------- ------------
together with a Demand Registration, a "Registration"); provided, however, that,
                                        ------------    --------  -------
if the managing underwriters of such offering advise Issuer in writing that in their opinion the number of shares of Issuer Common Stock or other securities requested to be included in such Incidental Registration exceeds the number which can be sold in such offering, Issuer shall include therein (i) first, all shares proposed to be included therein by Issuer, (ii) second, subject to the rights of any other holders of registration rights in effect as of the date hereof, the shares requested to be included therein by Grantee and (iii) third, shares proposed to be included therein by any other stockholder of Issuer. Participation by Grantee in any Incidental Registration shall not affect the obligation of Issuer to effect Demand Registrations under this Section 4.1. Issuer may withdraw any registration under the Securities Act that gives rise to an Incidental Registration without the consent of Grantee.

         (c) In connection with any Registration pursuant to this Section 4.1,
(i) Issuer and Grantee shall provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification and contribution obligations in connection with such Registration, (ii) Issuer shall use reasonable best efforts to cause any Option Shares included in such Registration to be approved for listing on the NASDAQ National Market System or any other nationally recognized exchange or trading system upon which Issuer's securities are then listed, subject to official notice of issuance, which notice shall be given by Issuer upon issuance and (iii) Grantee shall provide all information reasonably requested by Issuer that is required for inclusion in any registration statement covering the Option Shares. Grantee will provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. The costs and expenses incurred by Issuer in connection with any Registration pursuant to this Section 4.1 (including any fees related to qualifications under Blue Sky Laws and SEC filing fees) (the "Registration Expenses") shall be borne by Issuer, excluding legal fees of
 ---------------------
Grantee's counsel and underwriting discounts or commissions with respect to Option Shares to be sold by Grantee included in a Registration.

     4.2 Transfers of Option Shares. The Option Shares may not be sold,
         --------------------------
assigned, transferred, or otherwise disposed of except (i) in an underwritten public offering as provided in Section 4.1 or (ii) to any purchaser of transferee who would not, to the knowledge of the Grantee after reasonable inquiry, immediately following such sale, assignment, transfer or disposal beneficially own more than 5% of the then-outstanding voting power of the Issuer; provided, however, that Grantee shall be permitted to sell any Option
        --------  -------
Shares if such sale is made pursuant to a tender or exchange offer that has been approved or recommended by a majority of the members of the Board of Directors of Issuer (which majority shall include a majority of directors who were directors as of the date hereof).


                                   ARTICLE V
          REPURCHASE RIGHTS; SUBSTITUTE OPTIONS; RIGHT OF FIRST REFUSAL

     5.1 Repurchase Rights.
         -----------------

         (a) Subject to Section 6.1, at any time on or after the Exercise Date and prior to the Expiration Date, Grantee shall have the right (the "Repurchase
                                                                     ----------
Right") to require Issuer to repurchase from Grantee (i) the Option or any part
-----
thereof as Grantee shall designate at a price (the "Option Repurchase Price")
                                                    -----------------------
equal to the amount, subject to reduction at the sole discretion of Grantee pursuant to clause (iii) of Section 6.1(a), by which (A) the Market/Offer Price (as defined below) exceeds (B) the Exercise Price, multiplied by the number of Option Shares as to which the Option is to be repurchased and (ii) such number of Option Shares as Grantee shall designate at a price (the "Option Share
                                                             ------------
Repurchase Price") equal to the Market/Offer Price multiplied by the number of
----------------
Option Shares so designated. The term "Market/Offer Price" shall mean the
                                       ------------------
highest of (i) the highest price per share of Issuer Common Stock offered or paid in any Acquisition Proposal, or (ii) the highest closing price for shares of Issuer Common Stock during the six-month period immediately preceding the date Grantee gives the Repurchase Notice (as hereinafter defined). In determining the Market/Offer Price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by Grantee and reasonably acceptable to Issuer, which determination, absent manifest error, shall be conclusive for all purposes of this Agreement.

         (b) Grantee shall exercise its Repurchase Right by delivering to Issuer written notice (a "Repurchase Notice") stating that Grantee elects to require
                   -----------------
Issuer to repurchase all or a portion of the Option and/or the Option Shares as specified therein. The closing of the Repurchase Right (the "Repurchase
                                                             ----------
Closing") shall take place in the United States at the place, time and date
-------
specified in the Repurchase Notice, which date shall not be less than two Business Days nor more than ten Business Days from the date on which the Repurchase Notice is delivered. At the Repurchase Closing, subject to the receipt of a writing evidencing the surrender of the Option and/or certificates representing Option Shares, as the case may be, Issuer shall deliver to Grantee the Option Repurchase Price therefor or the Option Share Repurchase Price therefor, as the case may be, or the portion thereof that Issuer is not then prohibited under applicable Law from so delivering. At the Repurchase Closing,
(i) Issuer shall pay to Grantee the Option Repurchase Price for the portion of the Option which is to be repurchased or the Option Shares Repurchase Price for the number of Option Shares to be repurchased, as the case may be, by wire transfer of immediately available funds to an account specified by Grantee at least 24 hours prior to the Repurchase Closing and (ii) if the Option is repurchased only in part, Issuer and Grantee shall execute and deliver an amendment to this Agreement reflecting the Option Shares for which the Option is not being repurchased.

         (c) To the extent that Issuer is prohibited under applicable Law from repurchasing the portion of the Option or the Option Shares designated in such Repurchase Notice, Issuer shall immediately so notify Grantee and thereafter deliver, from time to time, to Grantee the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five Business Days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time
                                   --------  -------
after delivery of a Repurchase Notice is prohibited under applicable Law from delivering to Grantee the full amount of the Option Repurchase Price and the Option Share Repurchase Price for the Option or Option Shares to be repurchased, respectively, Grantee may rescind the exercise of the Repurchase Right, whether in whole, in part or to the extent of the prohibition, and, to the extent rescinded, no part of the amounts, terms or the rights with respect to the Option or Repurchase Right shall be changed or affected as if such Repurchase Right were not exercised. Issuer shall use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices to permit Grantee to exercise its Repurchase Right and shall use its reasonable best efforts to avoid or cause to be rescinded or rendered inapplicable any prohibition on Issuer's repurchase of the Option or the Option Shares.

         (d) If the Grantee has acquired Option Shares pursuant to the exercise of the Option, then, at any time during the period beginning six months from the Exercise Date and ending 12 months from the Exercise Date (the "Issuer Purchase
                                                                ---------------
Period"), the Issuer may require the Grantee, upon delivery to the Grantee of a
------
notice stating that the Issuer is exercising its rights under this Section 5.1(d), to sell to the Issuer all, but not less than all, of the Option Shares held by the Grantee. (The date on which the Issuer delivers such notice to the Grantee is referred to as the "Issuer Request Date.") Such repurchase shall be
                               -------------------
at an aggregate price (the "Issuer Repurchase Consideration") equal to the sum
                            -------------------------------
of the aggregate number of Option Shares held by the Grantee multiplied by the Market/Offer Price. The closing of any repurchase of Option Shares pursuant to this Section 5.1(d) shall take place on the date designated by the Issuer in the notice delivered pursuant to this Section 5.1(d), which date shall be no more than 20 and no less than three business days from the Issuer Request Date. On the closing date, the Issuer shall pay the Issuer Repurchase Consideration to the Grantee in immediately available funds, and the Grantee shall thereupon surrender to the Issuer the certificate or certificates evidencing the shares of Issuer Common Stock repurchased by the Issuer pursuant to this Section 5.1(d).

     5.2 Substitute Option.
         -----------------

         (a) In the event that Issuer enters into an agreement (i) to consolidate with or merge into any Person, other than Grantee or any Subsidiary of Grantee (each an "Excluded Person"), and Issuer is not the continuing or
                     ---------------
surviving corporation of such consolidation or merger, (ii) to permit any Person, other than an Excluded Person, to merge into Issuer and Issuer shall be the continuing or surviving or acquiring corporation, but, in connection with such merger, the then outstanding shares of Issuer Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property or the then outstanding shares of Issuer Common Stock shall after such merger represent less than 50%
of the outstanding voting securities of the merged or acquiring company, or
(iii) to sell or otherwise transfer all or substantially all of its assets to any Person, other than an Excluded Person, then, and in each such case, the agreement governing such transaction shall make proper provision so that, unless earlier exercised by Grantee, the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities or property that Grantee would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such consolidation, merger, sale, or transfer, or the record date therefor, as applicable and make any other necessary adjustments; provided, however, that if such a conversion or exchange
                       --------  -------
cannot, because of applicable Law be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Grantee than the Option.

         (b) In addition to any other restrictions or covenants, Issuer agrees that it shall not enter or agree to enter into any transaction described in
Section 5.2(a) unless the Acquiring Corporation (as hereinafter defined) and any Person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder and agree for the benefit of Grantee to comply with this Article V.

         (c) For purposes of this Section 5.2, the term "Acquiring Corporation"
                                                         --------- -----------
shall mean (i) the continuing or surviving Person of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a consolidation or merger in which Issuer is the continuing or surviving or acquiring Person, and (iii) the transferee of all or substantially all of Issuer's assets.

     5.3 First Refusal.
         -------------

         (a) If the Grantee desires to sell, assign, transfer or otherwise dispose of all or any of the shares of Issuer Common Stock or other securities acquired by it pursuant to the exercise of the Option, it will give the Issuer written notice of the proposed transaction (the "Offeror's Notice"), identifying
                                                 --------- ------
the proposed transferee, the proposed purchase price and the terms of such proposed transaction. For 10 business days following receipt of such notice, the Issuer shall have the option to elect by written notice to purchase all, but not less than all, of the shares specified in Offeror's Notice at the price and upon the terms set forth in such notice.

         (b) The closing of any repurchase of Option Shares pursuant to this
Section 5.3 shall take place within 10 business days of the Issuer's election to purchase such shares. On the closing date, the Issuer shall pay the purchase price to the Grantee in immediately available funds, and the Grantee shall thereupon surrender to the Issuer the certificate or certificates evidencing the shares of Issuer Common Stock repurchased by the Issuer pursuant to this Section 5.3.

         (c) If the Issuer does not elect to purchase the shares of Issuer Common Stock or other securities designated in the Offeror's Notice, the Grantee may, within 60 days from the date of the Offeror's Notice sell such shares of Issuer Common Stock or other securities to the proposed transferee at no less than the price specified and on terms not more favorable to the transferee than those set forth in the Offeror's Notice, provided, however, that the provisions of this Section 5.3(c) will not limit the rights the Grantee may otherwise have if the Issuer has elected to purchase such shares of Issuer Common Stock or other securities and wrongfully refuses to complete such purchase.

         (d) The requirements of this Section 5.3 will not apply to (i) any sale, assignment, transfer or disposition to an affiliate of the Grantee; provided that such affiliate agrees to be bound by the terms hereof, (ii) any sale, assignment, transfer or disposition as a result of which the proposed transferee would own beneficially not more than 5% of the outstanding voting power of the Issuer or (iii) any sales or transfers by the Grantee in a registered underwritten offering.


                                   ARTICLE VI

                                  MISCELLANEOUS

     6.1 Total Profit.
         ------------

         (a) Notwithstanding any other provision of this Agreement, in no event shall Grantee's Total Profit (as hereinafter defined) plus any termination fees paid by the Issuer pursuant to Sections 7.2(b) and 7.2(d) of the Merger Agreement (such fees, collectively, the "Total Issuer Fees") exceed in the
                                         -----------------
aggregate an amount (the "Limitation Amount") equal to $27,500,000, and, if the
                          -----------------
total amount that would otherwise be received by Grantee otherwise would exceed such amount, Grantee, at its sole election, shall either (i) reduce the number of shares of Issuer Common Stock subject to this Option, (ii) deliver to Issuer for cancellation Option Shares previously purchased by Grantee, (iii) reduce the amount of the Option Repurchase Price or the Option Share Repurchase Price, (iv) pay cash to Issuer, or (v) any combination thereof, so that Grantee's actually realized Total Profit, when aggregated with the Total Issuer Fees so paid to Grantee, shall not exceed the Limitation Amount after taking into account the foregoing actions.

         (b) Notwithstanding any other provision of this Agreement, the Option may not be exercised for a number of Option Shares as would, as of the date of exercise, result in a Notional Total Profit (as defined below) which, together with the Total Issuer Fees theretofore paid to Grantee, would exceed the Limitation Amount; provided, that nothing in this sentence shall restrict any
                   --------
exercise of the Option permitted hereby on any subsequent date.

         (c) As used herein, the term "Total Profit" shall mean the aggregate
                                       ------------
amount (before taxes) of the following: (i) the amount received by Grantee pursuant to Issuer's repurchase of the Option (or any portion thereof) pursuant to Section 5.1, (ii) (x) the amount received by Grantee pursuant to Issuer's repurchase of Option Shares pursuant to Section 5.1, less (y) Grantee's purchase price for such Option Shares and (iii) (x) the net cash amounts or the fair market value of any property received by Grantee pursuant to any consummated arm's-length sales of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, less (y) Grantee's purchase price of such Option Shares.

         (d) As used herein, the term "Notional Total Profit" with respect to
                                       ---------------------
any number of Option Shares as to which Grantee may propose to exercise the Option shall be the Total Profit determined as of the date of such proposal assuming that the Option was exercised on such date for such number of Option Shares and assuming that such Option Shares, together with all other Option Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price (less customary brokerage commissions) for shares of Issuer Common Stock on the preceding trading day on the NASDAQ National Market System (or on any other nationally recognized exchange or trading system on which shares of Issuer Common Stock are then so listed or traded).

     6.2 Further Assurances; Listing.
         ---------------------------

         (a) From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate the transactions contemplated by this Agreement, including, without limitation, to vest in Grantee good and marketable title, free and clear of all Liens, to any Option Shares purchased hereunder. Issuer agrees not to avoid or seek to avoid (whether by charter amendment or through reorganization, consolidation, merger, issuance of rights or securities, the Adaptive Rights Agreement or similar agreement, dissolution or sale of assets, or by any other voluntary act) the observance or performance of any of the covenants, agreements or conditions to be observed or performed hereunder by it.

         (b) If the Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then listed on the NASDAQ National Market System (or any other national securities exchange or trading system), Issuer, upon the request of Grantee, will promptly file an application to list the shares of Issuer Common Stock or such other securities to be acquired upon exercise of the Option on the NASDAQ National Market System (and any other national securities exchange or trading system) and will use reasonable best efforts to obtain approval of such listing as promptly as practicable.

     6.3 Division of Option; Lost Options. The Agreement (and the Option granted
         --------------------------------
hereby) are exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer, for other agreements providing for Options of different denominations entitling Grantee to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of Option Shares purchasable hereunder. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft or destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new agreement of like tenor and date.

     6.4 Amendment. This Agreement may not be amended except by an instrument in
         ---------
writing signed on behalf of each of the parties hereto.

     6.5 Notices. All notices and other communications hereunder shall be in
         -------
writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or telefacsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the tenth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

         (a) if to Grantee to:

             Western Multiplex Corporation
             1196 Borregas Avenue
             Sunnyvale, California 94089
             Fax:  (408) 734-4573
             Attention: Chief Financial Officer

             with a copy to:

             Simpson Thacher & Bartlett
             10 Universal City Plaza, Suite 1850
             Universal City, California  91608
             Fax:  (818) 755-9613
             Attention:  Daniel Clivner, Esq.

         (b) if to Issuer to:

             Adaptive Broadband Corporation
             1143 Borregas Avenue
             Sunnyvale, California 94089
             Fax:  (408) 743-3449
             Attention:  General Counsel

             with a copy to:

             Cooley Godward LLP
             One Maritime Plaza, 20th Floor
             San Francisco, California  94111
             (415) 951-3699
             Attention:  Kenn Guernsey, Esq.

     6.6 Interpretation. When a reference is made in this Agreement to Articles,
         --------------
Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     6.7     Counterparts. This Agreement may be executed in one or more
             ------------
counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

     6.8     Entire Agreement; No Third Party Beneficiaries.
             ----------------------------------------------

         (a) This Agreement and the other agreements of the parties referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         (b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     6.9     Governing Law. This Agreement shall be governed and construed in
             -------------
accordance with the laws of the State of Delaware applicable to contracts executed and to be performed entirely within that State.

     6.10    Severability. If any term or other provision of this Agreement is
             ------------
invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

     6.11    Assignment. Neither this Agreement nor any of the rights, interests
             ----------
or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     6.12    Submission to Jurisdiction; Waivers. Each of Grantee and Issuer
             -----------------------------------
irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns may be brought and determined in the Chancery or other Courts of the State of Delaware, and each of Grantee and Issuer hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts. Each of Grantee and Issuer hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (c) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts and (d) any right to a trial by jury.

     6.13 Enforcement. The parties agree that irreparable damage would occur in
          -----------
the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

     6.14 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or
          --------------------------------
delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

     IN WITNESS WHEREOF, Grantee and Issuer have caused this Stock Option Agreement to be duly executed as of the date first above written.


GRANTEE:                               WESTERN MULTIPLEX CORPORATION

                                       By: /s/ Jonathan N. Zakin
                                          -------------------------------
                                          Name: Jonathan N. Zakin
                                          Title: Chairman and Chief Executive
                                                 Officer

ISSUER:                                ADAPTIVE BROADBAND CORPORATION


                                       By: /s/ Frederick D. Lawrence
                                          -------------------------------
                                          Name: Frederick D. Lawrence
                                          Title: Chairman and Chief Executive
                                                 Officer

********************************************************************************

ADDITIONAL INFORMATION AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Western Multiplex and Adaptive Broadband. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Western Multiplex and Adaptive Broadband at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.

In addition to the joint proxy statement/prospectus, Western Multiplex and Adaptive Broadband file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Western Multiplex and Adaptive Broadband at the Securities and Exchange public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Western Multiplex's and Adaptive Broadband's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.
                                            ------------------

Western Multiplex, Adaptive Broadband and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Western Multiplex and Adaptive Broadband in favor of the merger. The directors and executive officers of Western Multiplex and their beneficial ownership of Western Multiplex common stock are set forth in the registration statement filed by Western Multiplex on Form S-1 on July 20, 2000. The directors and executive officers of Adaptive Broadband and their beneficial ownership of Adaptive Broadband stock are set forth in the proxy statement for the 2000 annual meeting of Adaptive Broadband. In addition, in connection with signing the merger agreement, certain executive officers of Adaptive Broadband have entered into employment agreements with Western Multiplex, upon completion of the merger, certain directors of Adaptive Broadband will become directors of Western Multiplex, the executive officers of Adaptive Broadband own options to purchase shares of Adaptive Broadband common stock which will become vested and exercisable in connection with the merger and Western Multiplex has agreed to provide indemnification and director to officer liability insurance coverage to the directors and executive officers of Adaptive Broadband following the merger. Security holders of Western Multiplex and Adaptive Broadband may obtain additional information regarding the interests of the foregoing people by reading the joint proxy statement/prospectus when it becomes available.


CONTACT:

     Nancy Huber
     Western Multiplex Corporation
     (408) 542-5225
     nhuber@wmux.com

     Stephanie Day
     Adaptive Broadband Corporation
     Investor Information Line
     (Toll-free 1-888-225-6789)
     www.adaptivebroadband.com